SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of September 2005

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, The Hague, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]      Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes _______       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Release Date: 11 August

Buyback of Own Shares

Royal Dutch Shell plc announces that on 10 August, 2005 it purchased for cancellation 1,000,000 "A" Shares at a price of 26.89 euros per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 4,084,086,546. *

As of 10 August, 2005 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

* Assuming conversion of all Royal Dutch Petroleum shares tendered pursuant to notice of guaranteed delivery during the subsequent offer acceptance period in respect of the offer by Royal Dutch Shell plc for all ordinary shares of Royal Dutch Petroleum, which expired at 3 pm Amsterdam time on 9 August 2005.

Release Date: 12 August

Buyback of Own Shares

Royal Dutch Shell plc announces that on 11 August, 2005 it purchased for cancellation 1,800,000 "A" Shares at a price of 27.24 euros per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 4,082,286,546. *

As of 11 August, 2005 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

* Assuming conversion of all Royal Dutch Petroleum shares tendered pursuant to notice of guaranteed delivery during the subsequent offer acceptance period in respect of the offer by Royal Dutch Shell plc for all ordinary shares of Royal Dutch Petroleum, which expired at 3 pm Amsterdam time on 9 August 2005.

Release Date: 15 August

Buyback of Own Shares

Royal Dutch Shell plc announces that on 12 August, 2005 it purchased for cancellation 1,400,000 "A" Shares at a price of 27.09 euros per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 4,080,886,546. *

As of 12 August, 2005 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

* Assuming conversion of all Royal Dutch Petroleum shares tendered pursuant to notice of guaranteed delivery during the subsequent offer acceptance period in respect of the offer by Royal Dutch Shell plc for all ordinary shares of Royal Dutch Petroleum, which expired at 3 pm Amsterdam time on 9 August 2005.

Release Date: 16 August

Buyback of Own Shares

Royal Dutch Shell plc announces that on 15 August, 2005 it purchased for cancellation 1,000,000 "A" Shares at a price of 27.14 euros per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 4,079,886,546. *

As of 15 August, 2005 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

* Assuming conversion of all Royal Dutch Petroleum shares tendered pursuant to notice of guaranteed delivery during the subsequent offer acceptance period in respect of the offer by Royal Dutch Shell plc for all ordinary shares of Royal Dutch Petroleum, which expired at 3 pm Amsterdam time on 9 August 2005.

Release Date: 17 August

Buyback of Own Shares

Royal Dutch Shell plc announces that on 16 August, 2005 it purchased for cancellation 1,900,000 "A" Shares at a price of 26.87 euros per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 4,069,597,250.

As of 16 August, 2005 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date: 18 August

Buyback of Own Shares

Royal Dutch Shell plc announces that on 17 August, 2005 it purchased for cancellation 1,197,250 "A" Shares at a price of 26.62 euros per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 4,068,400,000.

As of 17 August, 2005 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date: 19 August

Buyback of Own Shares

Royal Dutch Shell plc announces that on 18 August, 2005 it purchased for cancellation 2,000,000 "A" Shares at a price of 26.22 euros per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 4,066,400,000.

As of 18 August, 2005 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date: 22 August

Buyback of Own Shares

Royal Dutch Shell plc announces that on 19 August, 2005 it purchased for cancellation 1,000,000 "A" Shares at a price of 26.38 euros per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 4,065,400,000.

As of 19 August, 2005 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date: 23 August

Buyback of Own Shares

Royal Dutch Shell plc announces that on 22 August, 2005 it purchased for cancellation 960,000 "A" Shares at a price of 26.45 euros per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 4,064,440,000.

As of 22 August, 2005 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date: 24 August

Buyback of Own Shares

Royal Dutch Shell plc announces that on 23 August, 2005 it purchased for cancellation 900,000 "A" Shares at a price of 26.16 euros per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 4,063,540,000.

As of 23 August, 2005 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date: 25 August

Buyback of Own Shares

Royal Dutch Shell plc announces that on 24 August, 2005 it purchased for cancellation 1,600,000 "A" Shares at a price of 25.98 euros per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 4,061,940,000.

As of 24 August, 2005 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date: 26 August

Buyback of Own Shares

Royal Dutch Shell plc announces that on 25 August, 2005 it purchased for cancellation 950,000 "A" Shares at a price of 25.99 euros per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 4,060,990,000.

As of 25 August, 2005 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date: 30 August

Buyback of Own Shares

Royal Dutch Shell plc announces that on 26 August, 2005 it purchased for cancellation 1,030,000 "A" Shares at a price of 25.93 euros per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 4,059,960,000.

As of 26 August, 2005 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date: 31 August

Buyback of Own Shares

Royal Dutch Shell plc announces that on 30 August, 2005 it purchased for cancellation 725,000 "A" Shares at a price of 25.88 euros per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 4,059,235,000.

As of 30 August, 2005 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date: 1 September

Buyback of Own Shares

Royal Dutch Shell plc announces that on 31 August, 2005 it purchased for cancellation 1,500,000 "A" Shares at a price of 26.44 euros per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 4,057,735,000.

As of 31 August, 2005 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date: 2 September

Buyback of Own Shares

Royal Dutch Shell plc announces that on 1 September, 2005 it purchased for cancellation 1,425,000 "A" Shares at a price of 26.69 euros per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 4,056,310,000.

As of 1 September, 2005 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date: 5 September

Buyback of Own Shares

Royal Dutch Shell plc announces that on 2 September, 2005 it purchased for cancellation 2,000,000 "A" Shares at a price of 26.58 euros per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 4,054,310,000.

As of 2 September, 2005 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date: 6 September

Buyback of Own Shares

Royal Dutch Shell plc announces that on 5 September, 2005 it purchased for cancellation 1,155,000 "A" Shares at a price of 26.62 euros per share. It further announces that on the same date it purchased for cancellation 360,000 "A" Shares at a price of 1,807.72 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 4,052,795,000.

As of 5 September, 2005 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date: 7 September

Buyback of Own Shares

Royal Dutch Shell plc announces that on 6 September, 2005 it purchased for cancellation 1,260,000 "A" Shares at a price of 26.66 euros per share. It further announces that on the same date it purchased for cancellation 390,000 "A" Shares at a price of 1,804.84 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 4,051,145,000.

As of 6 September, 2005 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date: 8 September

Buyback of Own Shares

Royal Dutch Shell plc announces that on 7 September, 2005 it purchased for cancellation 2,140,000 "A" Shares at a price of 26.35 euros per share. It further announces that on the same date it purchased for cancellation 360,000 "A" Shares at a price of 1,782.56 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 4,048,645,000.

As of 7 September, 2005 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date: 9 September

Buyback of Own Shares

Royal Dutch Shell plc announces that on 8 September, 2005 it purchased for cancellation 1,900,000 "A" Shares at a price of 26.07 euros per share. It further announces that on the same date it purchased for cancellation 600,000 "A" Shares at a price of 1,760.53 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 4,046,145,000.

As of 8 September, 2005 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date: 12 September

Buyback of Own Shares

Royal Dutch Shell plc announces that on 9 September, 2005 it purchased for cancellation 1,395,000 "A" Shares at a price of 26.10 euros per share. It further announces that on the same date it purchased for cancellation 260,000 "A" Shares at a price of 1,762.52 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 4,044,490,000.

As of 9 September, 2005 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date: 13 September

Buyback of Own Shares

Royal Dutch Shell plc announces that on 12 September, 2005 it purchased for cancellation 1,320,000 "A" Shares at a price of 26.19 euros per share. It further announces that on the same date it purchased for cancellation 420,000 "A" Shares at a price of 1,764.22 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 4,042,750,000.

As of 12 September, 2005 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date: 14 September

Buyback of Own Shares

Royal Dutch Shell plc announces that on 13 September, 2005 it purchased for cancellation 1,440,000 "A" Shares at a price of 25.90 euros per share. It further announces that on the same date it purchased for cancellation 600,000 "A" Shares at a price of 1,745.20 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 4,040,710,000.

As of 13 September, 2005 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date: 15 September

Buyback of Own Shares

Royal Dutch Shell plc announces that on 14 September, 2005 it purchased for cancellation 1,650,000 "A" Shares at a price of 25.94 euros per share. It further announces that on the same date it purchased for cancellation 660,000 "A" Shares at a price of 1,746.61 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 4,038,400,000.

As of 14 September, 2005 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date: 16 September

Buyback of Own Shares

Royal Dutch Shell plc announces that on 15 September, 2005 it purchased for cancellation 2,250,000 "A" Shares at a price of 26.62 euros per share. It further announces that on the same date it purchased for cancellation 712,636 "A" Shares at a price of 1796.78 pence per share.

Following the cancellation of these shares and the conversion of a further 31,318 Royal Dutch shares correctly tendered during the subsequent offer acceptance period in respect of the offer by Royal Dutch Shell plc for all ordinary shares of Royal Dutch Petroleum which expired on 9 August 2005, the remaining number of "A" Shares of Royal Dutch Shell plc will be 4,035,500,000.

As of 15 September, 2005 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By: /s/ M.C.M. Brandjes

Name: M.C.M. Brandjes
Title: Company Secretary

Date: 16 September 2005